(d)(2)(D)(i)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

VOYA INVESTMENT MANAGEMENT CO. LLC

Annual Sub-Advisory Fee
(as a percentage of average daily
Series	assets allocated to the Sub-Adviser)

Voya Balanced Income Portfolio	0.2480% on all assets

0.2475% on the first $5.5 billion;
Voya Large Cap Growth Portfolio	0.2340% on the next $1.5 billion;
0.2250% on the next $3 billion; and
0.2205% on assets thereafter

Voya Large Cap Value Portfolio	0.2925% on the first $500 million; and
0.2700% on assets thereafter